December 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HWH International Inc.

Registration Statement on Form S-1, as amended

File Number 333-282567

WITHDRAWAL OF ACCELERATION REQUEST

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 11, 2024, in which we, as representative of the placement agents of for the above-captioned proposed offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for December 11, 2024 at 4:30 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

SINCERELY,

D. BORAL CAPITAL LLC

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer